SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 11,

2023
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release dated May 11, 2023 “DEALING IN SECURITIES BY A DIRECTOR”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 11,

2023

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)
DEALING IN SECURITIES BY A DIRECTOR

In

compliance

with

paragraphs

3.63

to

3.74

of

the

JSE

Limited

Listings

Requirements
(“ Listings Requirements
”),

the

following

information

regarding

a

transaction

by

a

director

of
DRDGOLD is disclosed:
Name of director: Mr Riaan Davel
Nature of transaction:
Sale of DRDGOLD ordinary shares

Class of security: Ordinary shares
Date on which the transaction was effected: 10 May 2023
Number of ordinary shares: 142 000
Price per ordinary share: R23.84
Total

value of transaction:
R3 385 280.00
Nature and extent of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market
In compliance with

paragraph 3.66 of

the Listings Requirements,

prior clearance to

deal in the above
securities was

obtained from

the chairman

of the

board of

directors of

DRDGOLD. The

above trade
was completed outside of a closed period.

Following the aforementioned sale, Riaan Davel directly owns 338 756 ordinary shares in DRDGOLD.
Johannesburg

11 May 2023
Sponsor

One Capital